# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Space Acquisition II Corp., CIK 0002032950
CUSIP: G4627B103
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001914823
Persons authorized to receive notices and communications: Mingyu Li, 1412 Broadway, 21st Floor, Suite 21V, New York, New York (NY), 10018, 646-257-5537

## Reporting persons
- Horizon Space Acquisition II Sponsor Corp. (CIK 0002044573): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mingyu Li (CIK 0001914823): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: Horizon Space Acquisition II Corp.
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, NEW YORK, New York (NY), 10018
Comment:
This amendment No. 1 (the "Amendment") to the Schedule 13D is being filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "SEC") on November 19, 2024 ( the "Schedule 13D").

This Amendment relates to Horizon Space Acquisition II Sponsor Corp., a Cayman Islands exempted company and sponsor (the "Sponsor") of Horizon Space Acquisition II Corp. (the "Issuer" or "HSPT"), and Mr. Mingyu Li (together with the Sponsor, the "Reporting Persons"), and the ordinary shares, par value $0.0001 per share, of HSPT (the "Ordinary Shares"). Mr. Li is the sole director of the Sponsor, beneficially owns 50% of the issued and outstanding shares of the Sponsor and has voting and dispositive power over securities held by the Sponsor.

This Amendment is being filed because the Reporting Persons no longer beneficially own any Ordinary Shares of HSPT (the Sponsor had been the holder of record of the Ordinary Shares previously reported on Schedule 13D). Therefore, this Amendment constitutes the final amendment to the Reporting Persons' Schedule 13D and an "exit" filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Sponsor and Mr. Mingyu Li.
Residence or business address: The principal business address of the Sponsor is c/o Horizon Space Acquisition II Corp., 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018. The principal business address of Mr. Li is c/o Horizon Space Acquisition II Corp., 1412 Broadway, 21st Floor, Suite 21V, New York, NY 10018.
Present principal occupation or employment: The Sponsor is the sponsor of the Issuer and primarily involved in investment. Mr. Li beneficially owns 50% issued and outstanding shares of the Sponsor. In accordance with the governing documents of the Sponsor, Mr. Li is the sole director of the Sponsor and deemed to have the voting and dispositive rights over the securities of us held by the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Sponsor is a exempted company incorporated in Cayman Islands. Mr. Li is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

Consummation of the Business Combination

On June 12, 2026, HSPT consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of May 9, 2025 ( the "Business Combination Agreement"), with SL Science Holding Limited, a Cayman Islands exempted company ("PubCo"), CW Mega Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo ("Merger Sub I"), WW Century Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of PubCo ("Merger Sub II"), and SL Bio Ltd., a Cayman Islands exempted company limited by shares ("SL Bio").

Pursuant to the Business Combination Agreement, (i) Merger Sub I merged with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of PubCo (the "First Merger"), and (ii) following the First Merger, Merger Sub II merged with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of PubCo (the "Second Merger," and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Upon the consummation of the Business Combination, each of HSPT and SL Bio became a subsidiary of PubCo, and the shareholders of HSPT and SL Bio received ordinary shares of PubCo, par value $0.0001 per share ("PubCo Ordinary Shares"), as consideration and become shareholders of PubCo.

Immediately prior to the First Merger Effective Time (as defined in the Business Combination Agreement), each HSPT Unit issued and outstanding was automatically detached, and the holder thereof was deemed to hold one (1) HSPT Ordinary Share and one (1) HSPT Right in accordance with the terms of the applicable unit (the "Unit Separation"). Each HSPT Right issued and outstanding was then automatically converted into one-tenth (1/10) of one HSPT Ordinary Share (the "Right Conversion"). Immediately following the Unit Separation and Right Conversion, each HSPT Ordinary Share (including those resulting from the Unit Separation and Right Conversion) issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist in exchange for the right to receive one (1) newly issued PubCo Ordinary Share.

Upon the consummation of the Business Combination on June 12, 2026, the Reporting Persons no longer beneficially owned any securities of HSPT, including any Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 12, 2026, the Reporting Persons ceased to beneficially own more than 5% of the issued and outstanding Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

7.1 Joint Filing Agreement, dated November 19, 2024
10.1 Securities Purchase Agreement by and among the Registrant and the sponsor, dated as of July 25, 2024.
10.2 Securities Transfer Agreement, among the Registrant, the sponsor and the directors, dated as of July 26, 2024
10.3 Securities Transfer Agreement, among the Registrant, the sponsor and the CFO, dated as of July 26, 2024
10.4 Private Units Subscription Agreement dated November 14, 2024 between the Sponsor and the Issuer.
10.5 Business Combination Agreement, dated May 9, 2025, by and among Horizon Space Acquisition II Corp., SL Bio Ltd, SL Science Holding Limited, CW Mega Limited, and WW Century Limited.

## Signatures
- Horizon Space Acquisition II Sponsor Corp.: /s/ Mingyu Li, Sole Director (06/17/2026)
- Mingyu Li: /s/ Mingyu Li, Mingyu Li (06/17/2026)